EXHIBIT 18.01

PREFERABILITY LETTER ON CHANGE IN ACCOUNTING PRINCIPLE

December 11, 2019

Board of Directors

Gencor Industries, Inc.

Notes 1 and 2 to the consolidated financial statements of Gencor Industries, Inc. (the “Company”) included in its Form 10-K for the year ended September 30, 2019 describe a change in the method of accounting for inventory valuation from the last-in, first-out (“LIFO”) method to the first-in, first-out (“FIFO”) method. Note 2 states that the newly adopted accounting principle is preferable in the circumstances because the FIFO method better reflects the current value of inventory in the consolidated balance sheets, more closely aligns the flow of physical inventory with the accounting for inventory, and provides for better matching of revenues and expenses. In accordance with your request, we have reviewed and discussed with the Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the aforementioned change in the accounting method is preferable in the Company’s circumstances.

Very truly yours,

/s/ MOORE STEPHENS LOVELACE, P.A.

MOORE STEPHENS LOVELACE, P.A.